EXHIBIT 99.43

Chartered Accountants General Partnership Member Firm of Grant Thornton International	Raymond Chabot Grant Thornton

INDEPENDENT AUDITORS' CONSENT

We have issued our report dated March 7, 2003, relating to the consolidated financial statements of Orezone Resources Inc. for the year ended December 31, 2002 and our report dated April 19, 2002, relating to the consolidated financial statements of Orezone Resources Inc. for the year ended December 31, 2001 contained in the Registration Statement on Form 40-F.

We consent to the use of the aforementioned reports in the Registration Statement. We also consent to the incorporation by reference of our reports dated respectively March 7, 2003 and April 19, 2002 for the years ended December 31, 2002 and December 31, 2001.

Chartered Accountants

Val-d'Or (Québec)
October 29, 2003